UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

442487203

(CUSIP Number)

Ara K. Hovnanian

90 Matawan Road, 5th Floor,

Matawan, NJ 07747

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487203

1	NAME OF REPORTING PERSON Ara K. Hovnanian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 982,824.24
	8	SHARED VOTING POWER 11,697
	9	SOLE DISPOSITIVE POWER 982,824.24
	10	SHARED DISPOSITIVE POWER 11,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,521.24
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON IN

Amendment No. 8 to Statement on Schedule 13D

This Amendment No. 8 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Ara K. Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995, Amendment No. 2 to the Schedule 13D filed on December 9, 2008, Amendment No. 3 to the Schedule 13D filed on October 26, 2009, Amendment No. 4 to the Schedule 13D filed on January 27, 2014, Amendment No. 5 to the Schedule 13D filed on February 24, 2016, Amendment No. 6 to the Schedule 13D filed on November 5, 2021 and Amendment No. 7 filed on May 2, 2022 (as so amended, the “Schedule 13D”). For purposes of this Schedule 13D, the term “Class A Common Stock” and “Class B Common Stock” also include the Issuer’s preferred stock purchase rights to purchase, if such preferred stock purchase rights become exercisable, from the Issuer shares of Series B Junior Preferred Stock, par value $0.01 per share, of the Issuer issued in connection with the Rights Agreement, dated as of August 14, 2008, between the Issuer and Computershare Trust Company, N.A., as Rights Agent, as amended. The Preferred Stock Purchase Rights currently cannot trade separately from the underlying Class A Common Stock or Class B Common Stock, respectively. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 8 is being filed to update Mr. Hovnanian’s beneficial ownership amounts in connection with his acquisition of additional shares of Class B Common Stock upon the settlement of various equity awards since the date of filing of Amendment No. 7 and to reflect certain recent sales of Class A Common Stock.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Ara K. Hovnanian beneficially owns 994,521.24 shares of Class A Common Stock, including 657,105 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock (including 50,000 shares of Class B Common Stock subject to options, of which 42,500 are vested and 7,500 will vest on June 14, 2024, but which are included herein as they are eligible for accelerated vesting upon retirement). The shares beneficially owned represent approximately 16.8% of the shares of Class A Common Stock, based upon 5,278,942 shares of Class A Common Stock outstanding as of May 31, 2023, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock and vested equity awards and unvested equity awards vesting within 60 days. Such shares represent approximately 52.1% of the combined voting power of the Class A Common Stock and Class B Common Stock.

The shares beneficially owned by Ara K. Hovnanian include:

(i) 1 share of Class A Common Stock and 126,407 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held by the 2012 LLC for which Ara K. Hovnanian is special purpose manager with respect to investments in securities of the Issuer, (ii) 437,331.24 shares of Class A Common Stock, which includes 185,163 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held by trusts for the benefit of the family of Kevork S. Hovnanian for which Ara K. Hovnanian is the trustee with respect to investments in securities of the Issuer, (iii) 193,353 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held by the Kevork S. Hovnanian Family Limited Partnership (the “Limited Partnership”) for which Ara K. Hovnanian is managing general partner, (iv) 9,137 shares of Class A Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power, (v) 178,292 shares of Class A Common Stock, which includes 102,182 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held directly by Mr. Hovnanian and by Mr. Hovnanian’s wife and (vi) 50,000 shares of Class A Common Stock representing 50,000 shares of Class A Common Stock receivable upon the exercise of 50,000 options to purchase Class B Common Stock and the conversion of a like number of shares of Class B Common Stock, of which 42,500 are vested and 7,500 will vest on June 14, 2024, but which are included herein as they are eligible for accelerated vesting upon retirement. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such trusts and accounts.

Not included in the beneficial ownership totals above are 190,000 shares of Class B Common Stock underlying equity awards scheduled to vest in equal installments on each of June 12, 2022, 2023, 2024 and 2025 and subject to delivery two years after the respective vesting dates, 44,800 shares of Class B Common Stock scheduled to vest on June 11, 2024 and subject to delivery two years after the vesting date and 68,319 shares of Class B Common Stock scheduled to vest on June 10, 2025 and subject to delivery two years after the vesting date. Mr. Hovnanian also holds certain unvested equity awards deliverable in shares of Class B Common Stock, under which the number of shares to be delivered will be determined in the future subject to the satisfaction of certain performance-based vesting criteria.

(b) Ara K. Hovnanian has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 982,824.24 shares of Class A Common Stock.

Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 11,697 shares of Class A Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife and his four sisters.

(c) On June 8, 2023 and June 14, 2023 6,005 and 21,833 shares of Class B Common Stock, respectively, were delivered to Mr. Hovnanian upon settlement of certain equity awards granted in prior years. On June 21, 2023, Mr. Hovnanian filed a Form 144 disclosing his intention to sell up to 70,000 shares of Class A Common Stock. As of the filing of this Amendment, 46,876 of such shares have been sold in open-market transactions as follows:

Date	Number of Shares Sold	Weighted Average Price per Share	Price Range per Share
June 21, 2023	24,648	$99.4596	$98.87 to $99.86
June 21, 2023	14,277	$100.3086	$99.87 to $100.86
June 21, 2023	1,075	$101.1181	$100.87 to $101.76
June 22, 2023	3,068	$95.3592	$95.00 to $95.97
June 22, 2023	672	$96.2584	$96.00 to $96.74
June 22, 2023	581	$97.1046	$97.00 to $97.55
June 22, 2023	1,496	$98.3923	$98.00 to $98.995
June 22, 2023	1,059	$99.0663	$99.00 to $99.35

The Reporting Person undertakes to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock sold at each separate price within the price ranges set forth on the table above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by amending and restating the last two paragraphs thereof as follows:

As of the date hereof, Ara K. Hovnanian no longer has any shares of Class A Common Stock pledged to Morgan Stanley Smith Barney LLC.

As of the date hereof, Ara K. Hovnanian has pledged 60,342 shares of Class A Common Stock and 12,595 shares of Class B Common Stock to Alex. Brown, a division of Raymond James, through a margin account Ara K. Hovnanian maintains with Alex Brown. As described in the paragraph above, through this account Alex Brown may extend margin credit to Ara K. Hovnanian as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and Alex Brown’s credit policies. In such instances, the positions held in the margin account are pledged as collateral securities for the repayment of debit balances in the account.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2023	/s/ Ara K. Hovnanian
Ara K. Hovnanian